UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-33765

YUEDA DIGITAL HOLDING

(Exact name of registrant as specified in its charter)

7545 Irvine Center Drive
Suite 200
Irvine, CA 92618
The United States
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Yueda Digital Holding (the “Company”) held its extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on September 13, 2026 at 10:00 p.m. Eastern Standard Time at Room 7D, Floor 7, No. 1 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

Holders of 2,066,337 Class A ordinary shares of the Company were present online or by proxy at the meeting, representing approximately 37.28% of the total 5,542,262 outstanding Class A ordinary shares as of the record date of August 20, 2026 and therefore constituting a quorum. The final voting results for each matter submitted to a vote of shareholders at the Extraordinary General Meeting are as follows:

1. Share Consolidation

The shareholders approved as an ordinary resolution, that (i) a share consolidation of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares, at a ratio of one (1)-for-ten (10) (the “Range”), whereby every ten (10) Class A ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one (1) Class A ordinary share of a nominal or par value of US$0.001, and every ten (10) Class B ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one (1) Class B ordinary share of a nominal or par value of US$0.001 (the “Share Consolidation”), effective on the date confirmed by The Nasdaq Stock Market LLC (“Nasdaq”) or on a date to which Nasdaq has raised no objection (the “Effective Date”); (ii) as a consequence of the Share Consolidation, the authorized share capital of the Company be changed from US$40,000,000 divided into 360,000,000,000 Class A ordinary shares of a nominal or par value of US$0.0001 each and 40,000,000,000 Class B ordinary shares of a nominal or par value of US$0.0001 each, to US$40,000,000 divided into 36,000,000,000 Class A ordinary shares of a nominal or par value of US$0.001 each and 4,000,000,000 Class B ordinary shares of a nominal or par value of US$0.001 each; (iii) no fractional shares shall be issued to any shareholder in connection with the Share Consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the Share Consolidation; (iv) any director or officer of the Company be authorized to make all necessary filings with Nasdaq in connection with the Share Consolidation; (v) the Company’s registered office provider be authorized and instructed to attend to the necessary filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”) as may be required in relation to the Share Consolidation; and (vi) the registered office provider and/or the transfer agent of the Company be authorized and instructed to update the register of members of the Company and/or the shareholder list of the Company to reflect the Share Consolidation.

For	Against	Abstain
1,954,465	111,298	574

2. Fifth Amended Memorandum and Articles of Association

The shareholders approved, as a special resolution, subject to approval by the shareholders of the Share Consolidation and conditional upon the effectiveness of the Share Consolidation: (i) to amend and restate the fourth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) by their deletion in their entirety and the substitution in their place with the fifth amended and restated memorandum and articles of association of the Company (the “Fifth Amended M&A”), to reflect the Share Consolidation, effective upon the Effective Date; and (ii) to authorize the Company’s registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Fifth Amended M&A and authorize the board of directors of the Company (the “Board”) to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

For	Against	Abstain
1,965,548	99,983	806

This report shall be deemed to be incorporated by reference into the registration statement of the Company on Form S-8 (File No. 333-290453) and Form F-3 (No. 333-279318) to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YUEDA DIGITAL HOLDING

Date: September 15, 2026	By:	/s/ Qirui Dou
	Name:	Qirui Dou
	Title:	Chief Executive Officer

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